Exhibit 12

SOUTHWEST WATER COMPANY

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIOS

	Years Ended December 31,(1)
(In thousands, except for ratio data)	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations before income taxes	$(21,502)	$(35,012)	$387	$4,966	$1,070
Total fixed charges	11,958	11,680	11,349	10,763	10,787
Less: Interest capitalized	(100)	(338)	(794)	(564)	(737)
Total earnings	$(9,644)	$(23,670)	$10,942	$15,165	$11,120
Fixed Charges:
Interest expense, including amortization of debt discounts and issuance costs	$9,856	$8,402	$7,717	$7,671	$7,557
Interest capitalized	100	338	794	564	737
Interest component of rentals(1)	2,002	2,940	2,838	2,528	2,493
Total fixed charges	$11,958	$11,680	$11,349	$10,763	$10,787
Ratio of Earnings to Fixed Charges:
Ratio	—	—	—	1.41x	1.03x
Deficiency	$21,602	$35,350	$407	$—	$—

(1)                                 Reflects one-third of rental expense under operating leases considered to represent interest costs.